SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of November 2009

Homex Development Corp.
(Translation of Registrant's Name Into English)

Boulevard Alfonso Zaragoza Maytorena 2204.
Bonanza 80020. Culiacán, Sinaloa, México.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _______ No_______

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-     )

investor.relations@homex.com.mx Vania Fueyo Investor Relations Officer +5266-7759-5838 vfueyo@homex.com.mx

Shareholders Approve Homex Capital Improvement Plan

Culiacán, Sinaloa, November 20, 2009 --- At an extraordinary shareholders’ meeting of Desarrolladora Homex, S.A.B. de C.V. (“Homex” or “the Company”) [NYSE: HXM, BMV: HOMEX] yesterday, shareholders voted to approve a plan for a capital increase in the range of 5 to 6 percent of the Company’s current capital to be subscribed through a potential follow-on offering. The plan may be implemented by the Board at any time for a period of eleven months, through October 2010.

“We took this step as a proactive measure to be prepared for future growth opportunities for the Company and we will continue to pursue a conservative investment strategy to preserve cash, while maintaining our focus on improving Homex’ working capital cycle. Receiving shareholder approval for a possible capital increase through a follow-on offering in México gives us an alternative which we could use if required to pursue strategic investments, at the same time that our recently filed F-3 provides a similar option to raise capital in the United States market,” commented Eustaquio de Nicolás, Chairman of Homex Board.

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About Homex

Desarrolladora Homex, S.A.B. de C.V. [NYSE: HXM, BMV: HOMEX] is a leading, vertically integrated home development company focused on affordable entry-level and middle-income housing in Mexico. It is one of the most geographically diverse homebuilders in the country. Homex has a leading position in the top four markets in Mexico and is the largest home builder in Mexico, based on revenues, number of homes sold and net income.

For additional corporate information, please visit the Company’s web site at: www.homex.com.mx

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: November 20, 2009	Homex Development Corp. By: /s/ Carlos Moctezuma Name: Carlos Moctezuma Title: Chief Financial Officer By: /s/ Ramon Lafarga Name: Ramon Lafarga Title: Administrative and Accounting Officer